AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 DECEMBER 2019
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
TRY 51 million Zero Coupon Notes	Borrowing	09-Oct-19	26-Nov-19	17-May-24	TRY 41.21	CACIB
INR 500 million Zero Coupon Notes	Borrowing	10-Oct-19	07-Nov-19	07-Nov-24	INR 397.70	Nomura Inter. Plc
ZAR 500 million Fixed Rate Notes	Borrowing	10-Oct-19	17-Oct-19	17-Oct-24	ZAR 500.00	JP Morgan
CNH 700 million Fixed Rate Notes	Borrowing	11-Oct-19	18-Oct-19	18-Oct-22	CNH 700.00	Citigroup Global Market
ZAR 250 million Zero Coupon Notes - Tap 1	Borrowing	11-Oct-19	18-Oct-19	09-Sep-36	ZAR 66.88	JP Morgan
ZAR 500 million Zero Coupon Notes - Tap 5	Borrowing	15-Oct-19	22-Oct-19	05-Apr-46	ZAR 76.25	JP Morgan
INR 500 million Fixed Rate Notes	Borrowing	16-Oct-19	14-Nov-19	14-Nov-24	INR 500.00	Nomura Inter. Plc
ZAR 78 million "Improve the Quality of Life for the People of Africa" Zero Coupon Notes	Borrowing	17-Oct-19	27-Nov-19	27-Nov-26	ZAR 51.71	Deutsche Bank
NOK 500 million Fixed Rate Social Bonds - Tap 1	Borrowing	23-Oct-19	30-Oct-19	11-Apr-22	NOK 500.00	Danske Bank
ZAR 20 million Fixed Rate Notes	Borrowing	23-Oct-19	30-Oct-19	30-Oct-20	ZAR 18.80	NatWest Markets PLC
SEK 750 million Fixed Rate Green Bonds - Tap 1	Borrowing	25-Oct-19	04-Nov-19	11-Apr-24	SEK 750.00	Skandinaviska Enskilda Banken
GBP 175 million Fixed Rate Notes - Tap 1	Borrowing	30-Oct-19	06-Nov-19	20-Dec-21	GBP 175.00	RBC Capital Markets
GBP 100 million Fixed Rate Notes - Tap 2	Borrowing	31-Oct-19	08-Nov-19	20-Dec-21	GBP 100.00	Barclays Capital
USD 5.5 20 million BWP FX-Linked Notes	Borrowing	21-Aug-19	6-Sep-19	6-Sep-21	USD 5.50	ICBC Standard Bank
INR 510 million Zero Coupon Notes	Borrowing	05-Nov-19	12-Dec-19	13-Dec-22	INR 436.05	CACIB
IDR 17 billion Zero Coupon Notes	Borrowing	05-Nov-19	12-Dec-19	13-Dec-22	IDR 14,620.00	CACIB
TRY 20 million Zero Coupon Notes -Tap 1	Borrowing	05-Nov-19	13-Nov-19	28-Aug-24	TRY 13.11	Nomura Inter. Plc
ZAR 79 million Zero Coupon Notes	Borrowing	14-Nov-19	23-Dec-19	24-Dec-26	ZAR 51.97	Deutsche Bank
IDR 19.5 billion Fixed Rate Notes	Borrowing	19-Nov-19	23-Dec-19	23-Dec-22	IDR 19,500.00	CACIB
TRY 10 million Fixed Rate Notes	Borrowing	20-Nov-19	14-Jan-20	12-Jan-24	TRY 10.00	HSBC
IDR 310 billion Fixed Rate Notes	Borrowing	20-Nov-19	03-Dec-19	03-Dec-20	IDR 310,000.00	BNP Paribas
ZAR 327.2 million Fixed Rate Notes	Borrowing	20-Nov-19	03-Dec-19	03-Dec-20	ZAR 327.20	BNP Paribas
RUB 1.4 billion Fixed Rate Notes	Borrowing	20-Nov-19	03-Dec-19	03-Dec-20	RUB 1,400.00	BNP Paribas
MXN 429 million Fixed Rate Notes	Borrowing	20-Nov-19	03-Dec-19	03-Dec-20	MXN 429.00	BNP Paribas
BRL 46.5 million Fixed Rate Notes	Borrowing	20-Nov-19	03-Dec-19	03-Dec-20	BRL 46.50	BNP Paribas
INR 320 million Fixed Coupon Notes	Borrowing	21-Nov-19	23-Dec-19	22-Dec-23	INR 320.00	JP Morgan
TRY 60 million Fixed Rate Notes	Borrowing	21-Nov-19	03-Dec-19	03-Dec-20	TRY 60.00	BNP Paribas
USD 100 million SOFR-Linked Floating Rate Notes - Tap 2	Borrowing	21-Nov-19	27-Nov-19	18-Nov-20	USD 100.00	BMO Capital Markets
INR 200 million Zero Coupon Notes - Tap 10	Borrowing	25-Nov-19	02-Dec-19	17-May-24	INR 155.30	BNP Paribas
IDR 310 billion Fixed Rate Notes - Upsize 1	Borrowing	27-Nov-19	03-Dec-19	03-Dec-20	IDR 310,000.00	BNP Paribas
USD 100 million SOFR-Linked Floating Rate Notes - Tap 3	Borrowing	27-Nov-19	04-Dec-19	18-Nov-20	USD 100.00	BMO Capital Markets
TRY 31.2 'million Improve the Quality of Life for the People of Africa' Zero Coupon Notes	Borrowing	28-Nov-19	16-Jan-20	23-Mar-22	TRY 26.24	CACIB
INR 506 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	Borrowing	28-Nov-19	16-Jan-20	17-Jan-23	INR 433.64	CACIB
JPY 300 million Callable FX_Linked 'Improve the Quality of Life for the People of Africa' Notes	Borrowing	02-Dec-19	16-Dec-19	01-Aug-49	JPY 300.00	JP Morgan
JPY 300 million Callable Capped PRDC	Borrowing	04-Dec-19	23-Dec-19	23-Dec-49	JPY 300.00	Daiwa Capital Markets
GBP 150 million Fixed Rate Notes - Tap 3	Borrowing	06-Dec-19	13-Dec-19	20-Dec-21	GBP 150.00	RBC Capital Markets
ZAR 250 million Fixed Rate Notes - Tap1	Borrowing	10-Dec-19	18-Dec-19	17-Oct-24	ZAR 250.00	JP Morgan
ZAR 77 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	Borrowing	12-Dec-19	30-Jan-20	29-Jan-27	ZAR 50.97	Deutsche Bank
BRL 30 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	Borrowing	12-Dec-19	19-Dec-19	19-Dec-22	BRL 26.18	Daiwa Capital Markets
IDR 145 billion Fixed Rate Notes - Tap 1	Borrowing	13-Dec-19	19-Dec-19	03-Dec-20	IDR 145,000.00	BNP Paribas
GBP 125 million Fixed Rate Notes - Tap 4	Borrowing	13-Dec-19	20-Dec-19	20-Dec-21	GBP 125.00	Merrill Lynch International
MXN 26 million Fixed Rate Notes	Borrowing	18-Dec-19	29-Jan-20	30-Jan-23	MXN 26.00	BNP Paribas
IDR 19.5 billion ''Improve the Quality of life for the People of Africa'' Fixed Rate Notes	Borrowing	19-Dec-19	30-Jan-20	31-Jan-24	IDR 19,500.00	CACIB

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
JPY 300 Million PRDC	29-Oct-04	25-Nov-04	26-Nov-19	JPY 300.00
USD 50 million Euro Medium Term Notes	10-Dec-09	18-Dec-09	18-Dec-19	USD 50.00
TRY 100 million Fixed Rate Deep Discount Notes	25-Sep-12	18-Oct-12	18-Oct-19	TRY100.00
TRY 100 million Fixed Rate Deep Discount Notes _Tap1	27-Sep-12	18-Oct-12	18-Oct-19	TRY 100.00
USD 16.99 million Fixed Rate Notes	8-Mar-17	22-Mar-17	1-Nov-19	USD 16.99
IDR 24 billion 2yr Fixed Rate Notes	23-Oct-17	24-Nov-17	27-Nov-19	IDR 24,000.00
TRY 250 million Fixed Rate Notes	17-Oct-18	31-Oct-18	31-Oct-19	TRY 250.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

No call exercise during the Quarter.

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 31 December 2019.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer